# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rectitude Holdings Ltd, CIK 0001995116
CUSIP: G7445R101
Title of class of securities: Ordinary Shares par value $0.0001
Address of issuer's principal executive offices: 35 Tampines Industrial Avenue 5, T5@Tampines, Singapore (U0), 528627
Date of event which requires filing of this statement: 06/21/2024
Filed by CIK 0002059513
Persons authorized to receive notices and communications: Rectitude Holdings Ltd, 35 Tampines Industrial Avenue 5, T5@Tampines, Singapore (U0), 528627, 65 6749 6647

## Reporting persons
- Xu Yukai (CIK 0002059513): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 3,987,500; shared voting power 10,537,500; sole dispositive power 3,987,500; shared dispositive power 0; aggregate amount beneficially owned 3,987,500 (27.5% of the class)
  Comment: (1) Consists of 3,987,500.00 ordinary shares with 1 vote per share, (held directly by Xu Yukai. She acquired all of the Shares beneficially owned by her as part of a group reorganization on and share exchange agreement dated January 3, 2024

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares par value $0.0001
Name of issuer: Rectitude Holdings Ltd
Address of issuer's principal executive offices: 35 Tampines Industrial Avenue 5, T5@Tampines, Singapore (U0), 528627

## Item 2. Identity and Background
Name of person filing: Xu Yukai
Residence or business address: 25 Figaro Street, Opera Estate, Singapore 458350
Present principal occupation or employment: Manager, Rectitude Holdings Ltd., 35 Tampines Industrial Avenue 5, T5@Tampines, Singapore 528627
Criminal convictions in the last five years: The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired all of the Shares beneficially owned by her as part of a group reorganization on and share exchange agreement dated January 3, 2024. The Reporting Person holds the Shares for investment purposes. The Reporting Person is a member of the board of directors of the Issuer and serves as manager and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person has entered into a Acting in Concert Agreement (the "Agreement") with Zhang Jian, who is also a Reporting Person under Schedule 13D. Pursuant to the Agreement, the Reporting Persons have agreed to vote their shares in concert on matters submitted to a vote of the issuer's stockholders. As a result, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

The Agreement does not impose any restrictions on the transfer or disposition of shares held by either Reporting Person. Each Reporting Person retains sole dispositive power over the shares that they individually own.

The Agreement was previously filed as Exhibit 10.6 to the Issuer's Registration Statement on Form F-1 (File No. 276517) and is incorporated herein by reference.

Other than as described in this Item 6, the Reporting Person does not have any other contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Acting in concert agreement (incorporated by reference to exhibit 10.6 to our registration statement on form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024.

## Signatures
- Xu Yukai: /s/ Xu YuKai, XU YUKAI (03/07/2025)